FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ROL N° 1081
Securities Registry No.0114
Santiago, April 18, 2005

Mr Alejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance

MATERIAL INFORMATION

Dear Sir,

         In accordance with clauses 9 and 10 of the Securities Market Law and the regulations of the Superintendent of Securities and Insurance, I inform you that a deed of constitution was signed today for a new subsidiary company of Empresa Nacional de Electricidad S.A. called Endesa Eco S.A., whose objectives will be to promote and develop renewable energy projects like mini-hydro, aeolic, geo-thermal, solar, biomass and other means and to act as the depositary and trader of emission reduction certificates obtained by these projects. The company may therefore act directly or through subsidiary or associate companies in Chile and abroad.

                  Yours sincerely,

Héctor López Vilaseco
Chief Executive Officer

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
A Chilean Corporation (Sociedad Anónima Abierta)
Securities Register N° 0114

DIVIDEND PAYMENT

It is announced to the shareholders of Endesa Chile that the Regular Shareholders’ Meeting held on April 8, 2005, agreed to distribute the final dividend corresponding to the fiscal year of 2004, proposed by the Board. This dividend will be paid on April 18, 2005 in the amount of Ch$ 4.13 per share.

Method of Payment
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Shareholders who have been granted the corresponding authorization will have the dividend deposited into their current account or into their savings accounts. A receipt of this deposit will be sent to these shareholders in an appropriate form.

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Likewise, the Shareholders who request that the dividend be sent by mail, will have their dividend dispatched in the form of a bank check by certified mail and sent to the address that they have registered with the Company.

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For shareholders that have not requested payment by way of any particular payment method or who wish to collect such payment directly, they can do so at any of the branches of Banco Crédito e Inversiones, Bci, throughout Chile.

The payment method chosen by each shareholder shall be used by Endesa Chile for all future payments of dividends unless the shareholder advises in writing his intention of changing such method and specifying another payment option.

In cases where checks or bankers drafts are returned by mail to DCV Registros S.A., as Endesa Chile’s registrar, these shall remain in its custody until collected or requested by the shareholder.

As for cases in which shareholders are represented by proxies, such shareholders are obliged to present a notarized power of attorney to this effect.

Shareholders Registry
Shareholders registered in the Shareholder Registry as of April 12, 2005 are entitled to this dividend.

Taxation of the dividend
The tax treatment will be informed in due time to the shareholders.

Business Maters of Shareholders
The business of the shareholders in all aspects related to the payment of dividends will be exclusively conducted in the offices of “Depósito Central de Valores”, located at Huérfanos 770, 22 Floor, Santiago, from 9:00 AM to 2:00 PM., and from 3:30 PM and 5:00 PM.

RESOLUTION OF THE SPECIAL SHAREHOLDERS’ MEETING

         The special shareholders’ meeting of Endesa Chile held on April 8, 2005 approved to modify Clause 1 of the bylaws which states, for publicity reasons only, that either “ENDESA” or “ENDESA CHILE” may now be used as the company’s short name.

Santiago, April 11, 2005

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: April 18, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: Chief Executive Officer